EXHIBIT 99.1

News Release

Rosetta Genomics Announces Commercial Availability of Its First MicroRNA-Based Diagnostic test; Will Host Teleconference to Discuss Launch of Future Tests

•	Using a single microRNA, miRview™ squamous differentiates squamous from non-squamous, non-small cell lung cancer (NSCLC) patients
•	Patients with squamous cell carcinoma of the lung have shown a high incidence of severe or fatal bleeding when treated with certain targeted therapies
•	Test is now commercially available through the company’s Philadelphia lab facility, which has recently received CLIA approval

Rehovot, Israel; Jersey City, New Jersey; Philadelphia, Pennsylvania (December 11, 2008) –Rosetta Genomics, Ltd. (NASDQ: ROSG), a leading developer of microRNA-based molecular diagnostics, announced today the commercial availability of its first diagnostic test, miRview™ squamous. The test is now commercially available through Rosetta Genomics CLIA-certified lab in Philadelphia.

To order the test, physicians may contact 1-888-522-7971, or visit the company’s website www.rosettagenomics.com.

“The introduction of miRview™ squamous, our first microRNA-based test, is a landmark event for us at Rosetta Genomics,” said Amir Avniel, President and CEO of Rosetta Genomics. “We are excited to be offering the first objective diagnostic test for differentiation of NSCLC patients, which is based on our proprietary microRNA technology. miRview™ squamous offers physicians a standardized, quantitative diagnostic tool which may assist in determining the appropriate targeted therapy for NSCLC.”

The test has a reported sensitivity of 97%, and a specificity of 91% in identifying squamous cell lung cancer. Classification accuracy was measured in a blinded test of a validation set of 64 samples, compared to the consensus diagnosis of at least two pathologists.
In blinded tests of lab-to-lab concordance, two labs reached the same classification in >95% of classified samples.

“We have traveled a significant distance from first discovering microRNA sequences, through the development of our proprietary detection and quantification technologies, to having our first commercially available microRNA-based test,” noted Dr. Dalia Cohen, Rosetta Genomics Chief Scientific Office.” miRview™ squamous is designed to offer a quantitative, objective, and standardized diagnostic tool for differentiating squamous from non squamous NSCLC patients. The importance of accurately identifying squamous cell lung cancer patients has been receiving growing attention from the medical community as data has shown that squamous patients respond differently to targeted therapies, approved or in advanced development, than non squamous patients. The difference in response can range from potential fatal bleeding to poor response.”

“Given the varying outcomes of targeted therapies for NSCLC, we view every NSCLC patient, who is a candidate for targeted therapy, as a potential end-user for this test,” Said Ronen Tamir, Chief Commercialization Officer at Rosetta Genomics. “This groundbreaking test, with its high sensitivity and specificity, will enable doctor and patient to adjust expectations, and answer a real unmet medical need.”

miRview™ squamous classifies non-small cell lung carcinoma samples into two histological groups: cancers of squamous histology, and non-squamous cancers. The test leverages proprietary microRNA technology developed by Rosetta Genomics, and measures the expression level of a microRNA squamous biomarker to differentiate patients that have squamous cell carcinoma of the lung from patients that have non-squamous non-small cell lung cancer.

Patients with squamous cell carcinoma of the lung have shown varying response patterns to targeted therapies, whether currently available or under development, ranging from a high incidence of severe or fatal hemoptysis (internal bleeding in the lungs) to overall poor response.

Current methods for differentiating squamous from non squamous non-small cell lung cancer lack standardization, are difficult to reproduce, and have low accuracy. Studies that reviewed the accuracy and reproducibility of histopathological classification of lung cancer found that 30%~40% of samples had been misclassified.

Rosetta Genomics will host a conference call with a simultaneous webcast to discuss the future launch of its products at 8:30 a.m. ET on Monday, December 22.

To access the live conference call, U.S. and Canadian participants may dial 1-866-966-5335; international participants may dial +44-20-3023-4460. To access the 24-hour audio replay, U.S. and Canadian participants may dial 1-866-583-1035; international participants may dial 44-20-8196-1998. The access code for the replay is 181543#. The replay will be available until December 30, 2008.

A live audio webcast of the call will also be available on the "Investors" section of the company's website www.rosettagenomics.com.  An archived webcast will be available on the Company's website approximately two hours after the event, and will be archived for 30 days thereafter.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics.  Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases.  In addition, microRNAs have been shown to have different expression in various pathological conditions.  As a result, these differences may provide for a novel diagnostic strategy for many diseases.

About Rosetta Genomics
Rosetta Genomics (Nasdaq: ROSG) is a leading developer of microRNA-based molecular diagnostics.   Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first test, miRview™ squamous, is now commercially available through its Philadelphia-based CLIA-certified lab.

Contact:
Media& Investors
Ron Kamienchick
T: 1-(646)- 509 1893
E: investors@rosettagenomics.com

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease and the timing of introduction of additional microRNA-based diagnostic tests, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover and develop novel diagnostics and therapeutic tools, which is unproven and may never lead to marketable products or services; Rosetta’s  ability to fund and the results of further pre-clinical and clinical trials; Rosetta’s ability to obtain, maintain and protect the intellectual property utilized by Rosetta’s products; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services, all of which are in early stages of development; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.